SBSE-A/A Application Updates

Citigroup Global Markets Ltd
CIK ID :0001012467
NFA ID ; 291281

Please note that the submission of the SBSE – A/A Application Updates for September 2022 have been made to remove Anne-Maree Tassell as CGML NFA CFTC Principals and addition of the following Mr Iain Plunett as a CGML NFA CFTC Principals (pending approval).